Filed by Chevron Corporation

                                   Pursuant to Rule 425 under the Securities Act
  of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange
                                                                    Act of 1934.

                                                   Subject Company:  Texaco Inc.
                                                        Commission File No. 1-27

                                                          Date: October 16, 2000

         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

         Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

         Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's
2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

                                      * * *

[Joint Chevron Texaco Press Release dated October 16, 2000]
 ---------------------------------------------------------
                 CHEVRON AND TEXACO AGREE TO $100 BILLION MERGER
                   CREATING TOP-TIER INTEGRATED ENERGY COMPANY

     ChevronTexaco Corp. to achieve annual savings of at least $1.2 billion and create stronger, more competitive company

SAN FRANCISCO and NEW YORK (October 16, 2000) - Chevron Corporation [NYSE: CHV] and Texaco Inc. [NYSE: TX] today announced a merger that will create a company - ChevronTexaco Corporation - that ranks with the world's largest and most competitive international energy companies.

The merger joins two leading energy companies and long-time partners to create a U.S.-based, global enterprise that is highly competitive across all energy sectors. ChevronTexaco will have world-class upstream positions in reserves, production and exploration opportunities; an integrated, worldwide refining and marketing business; a global chemicals business; significant growth platforms in natural gas and power; and industry leading skills in technology innovation.

The combined company expects to achieve annual savings of at least $1.2 billion within six to nine months of the merger's completion. The merger, to be accounted for as a pooling of interests, is expected to become accretive to the new company's earnings and cash flow per share upon realization of the savings. The company also expects to improve capital efficiency by funding the best growth opportunities of Chevron and Texaco, resulting in improved return on capital employed over time.

The new company  will have  reserves of 11.2 billion  barrels of oil  equivalent
(BOE), daily production of 2.7 million BOE, assets of $77 billion, and operations throughout the world. In the United States, ChevronTexaco will be the nation's third largest producer of oil and gas, with production of 1.1 million BOE per day, and will hold the nation's third largest reserve position, with 4.2 billion BOE of proved reserves.

In the merger, Texaco shareholders will receive .77 shares of Chevron common stock for each share of Texaco common stock they own, and Chevron shareholders will retain their existing shares. The exchange ratio represents approximately $64.87 per Texaco share based on Chevron's closing stock price of $84.25 on October 13, 2000. The exchange ratio represents an 18% premium based upon Texaco's closing share price on October 13, and a 25% premium based upon the two companies' average relative share prices during the 30-day period through
October 13. As a result of the merger, Chevron shareholders will own approximately 61 percent of the combined equity, and Texaco shareholders will own about 39 percent. The combined company would have an enterprise value of more than $100 billion.



                                    - more -

Dave O'Reilly, Chevron chairman and chief executive officer, will serve as chairman and CEO of ChevronTexaco, which will be headquartered in San Francisco. Peter Bijur, Texaco chairman and CEO, will become a vice chairman of the combined company with responsibility for downstream, power and chemicals operations. Richard Matzke, Chevron vice chairman for upstream operations, will retain those responsibilities in the combined company. The composition of the ChevronTexaco Board of Directors will be approximately proportional to the equity split and will be drawn from current members of the Chevron and Texaco boards. Chevron Vice President and Chief Financial Officer John Watson and Texaco Senior Vice President and Chief Financial Officer Patrick Lynch will lead the integration process.

"This merger positions ChevronTexaco as a much stronger U.S.-based global energy producer better able to contribute to the nation's energy needs," said O'Reilly. "That's good news for the country because the United States will have an additional top-tier energy company better positioned to compete effectively with the international majors.

"ChevronTexaco," O'Reilly continued, "will create greater value for the shareholders of both companies. We'll be positioned for stronger financial returns than could be achieved by either company separately, partly through significant cost reductions, but mainly because we'll have a much broader mix of quality assets, skills, and technology. We're committed to being first in our industry in total shareholder return, and this transaction will help us accomplish that objective."

Bijur said: "These two companies form a powerful combination that will have the strength and resources to compete and succeed around the globe. Texaco and Chevron are natural partners, whose historic relationship and operational fit are highly complementary. We know each other well, and we already have long, highly productive experience working together in both the upstream and downstream, giving us an advantage in integrating the companies.

"We also share common values including protection of the environment, active support for the communities where we operate, and promoting diversity and opportunity in our workforce and among our business partners," Bijur continued.

ChevronTexaco will be much stronger in several important respects:

o Significant cost savings: The new company expects to reduce costs by at least $1.2 billion per year within six to nine months of the merger's completion. The historic associations and strategic compatibility of Chevron and Texaco will enable rapid integration of the two companies. The most significant savings (approximately $700 million) will come from more efficient exploration and production activities, but other areas will contribute as well, including some $300 million from the consolidation of corporate functions and $200 million from other operations. The companies anticipate that the combined workforce of about 57,000 will be reduced by approximately 7 percent worldwide. Anticipated cost savings build on both companies' track records of successfully achieving cost reductions.


                                    - more -

o Leadership position in upstream: The combined company will be a premier global upstream competitor, with a significantly enhanced leadership position in most of the world's major and emerging exploration and producing areas. ChevronTexaco will have world-class reserves and growth opportunities in both west Africa and the Caspian region, where, in the latter case, the new company will solidify its position as the largest producer. In addition, the combined company will have a superior exploration acreage position in the most promising deepwater areas in west Africa, Brazil and the U.S. Gulf of Mexico. The combination will significantly strengthen positions in core producing areas in North America and the North Sea. Further, the combination will create an outstanding portfolio of growth opportunities in Latin America and the Asia-Pacific region.

o Worldwide downstream platform: ChevronTexaco will create a worldwide business built around the well-recognized, international brands: Chevron, Texaco and Caltex. By integrating the operations of Caltex, a 65-year international refining and marketing joint venture between Chevron and Texaco, the combined company will be able to realize efficiencies from streamlined decision-making and management. The merger also allows an enterprise approach to
         lubricants   (including  the  well-known  quality lubricants brands
         Havoline and Delo), trading, international markets and customers, and will expand on the existing fuels and marine marketing joint venture. In addition, the merger enables the new company to use its brand presence to help facilitate activities and new entries in the upstream, and in gas and power businesses in Asia, Latin America and Europe.

o Strength and scale in chemicals: The chemicals business of the combined company consists of Chevron's recently formed 50/50 joint venture, Chevron Phillips Chemical Co. With more than $6 billion in assets and $6 billion in revenues, Chevron Phillips Chemical Co. has a strong, global position in olefins, polyolefins and aromatics.

o Leadership position in power generation: Texaco's power and gasification business, with equity interests in 3,500 megawatts of power operating or under construction, and Chevron's 26 percent stake in Dynegy, Inc., give the combined company more options in the fast-growing power and energy convergence businesses.

o Broad technology portfolio: The merger will strengthen the new company's leading technologies in its core businesses by bringing together specialized expertise from the two companies. The combined company will also have a broader portfolio in advanced technologies, e-business ventures and alternate energy, such as fuel cells and gas-to-liquids conversion.

o Superior organizational capability: The capabilities of the new company will be strengthened by the combination of people from both Chevron and Texaco who have the diverse skills, talent and vast experience to compete successfully in an increasingly competitive industry. The merged company also gains an advantage with proven leadership in many facets of the global, integrated energy business and a track record of success in executing key strategies.

                                    - more -

The merger is conditioned, among other things, on shareholder approval for both companies, pooling accounting treatment for the merger and regulatory approvals of government agencies such as the U.S. Federal Trade Commission. Chevron and Texaco anticipate that the FTC will require certain divestitures in the U.S. downstream in order to address market concentration issues, and the companies intend to cooperate with the FTC in this process. In that regard, Texaco is in discussions with its partners in the U.S. downstream.

Lehman Brothers Inc. is acting as financial advisor to Chevron. Al Pepin; Fried, Frank, Harris, Shriver & Jacobson; and Pillsbury Madison & Sutro are acting as legal advisors to Chevron. Credit Suisse First Boston and Morgan Stanley Dean Witter are acting as financial advisors; and Davis Polk & Wardwell; Howrey, Simon, Arnold & White; and Weil Gotshal & Manges are acting as legal advisors to Texaco.

Chevron Corp. is involved in every aspect of the oil and gas industry, from exploration and production to transportation, refining and retail marketing, as well as chemicals manufacturing and sales. It is active in nearly 100 countries and employs about 31,000 people worldwide.

Texaco Inc. is a fully integrated energy company engaged in exploring for and producing oil and natural gas; manufacturing and marketing high-quality fuels and lubricant products; operating trading, transportation and distribution facilities; and producing power. Directly and through affiliates, Texaco operates in more than 150 countries.

Private Securities Litigation Reform Act Safe Harbor Statement
Except for the historical and present factual information contained herein, the matters set forth in this press release, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

Additional Information
Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.




                                    - more -

Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 Annual Meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 Annual Meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement / prospectus when it becomes available.

Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Press Teleconference Note to Editors:

You are cordially invited to participate in the Chevron / Texaco press teleconference on Monday, October 16, 2000 at 12:15 p.m. (EDT). You can participate by dialing 1-888-793-1751 (within the United States) and 1-212-231-6010 (internationally).

You may also listen to the analyst briefing via the Internet at www.chevron.com and www.texaco.com at 10:00 a.m. EDT. Real Network's RealPlayer, Microsoft Windows Media Player or Apple's Quicktime Player is required to access the webcast.

Satellite Uplink for Chevron and Texaco B-Roll:

Monday, October 16, 2000                    Monday, October 16, 2000
9:00 a.m. - 9:30 a.m. (EDT)                 2:30 p.m. - 3:00 p.m. (EDT)
C band; Telstar 6; Transponder 12           C band; Telstar 6; Transponder 9
Downlink frequency: 3940                    Downlink frequency: 3880

If you have any technical questions or problems with the B-Roll satellite feed, please call Quicklink at (212) 947-4475.

Today's news release, along with other news about Chevron and Texaco, is available on the Internet at www.chevron.com and www.texaco.com.

                                                                 # # #

Media Contacts:              Chevron              Texaco
                             Mike Libbey          Chris Gidez
                             (415) 894-4440       (914) 253-4177


Investor Contacts:           Chevron              Texaco
                             Pierre Breber        Liz Smith
                             (415) 894-9376       (914) 253-4478

                                      * * *

[Presentation materials for Analyst Briefing October 16, 2000]
--------------------------------------------------------------

[Chevron logo]                                            [Texaco logo]

                            ChevronTexaco Corporation


Dave O'Reilly                                      Peter Bijur
Chairman & CEO                                     Chairman & CEO
Chevron Corporation                                Texaco Inc.

[Chevron logo]
[Texaco logo]

Safe Harbor Statement
--------------------------------------------------------------------------------

Private Securities Litigation Reform Act Safe Harbor Statement Except for the historical and present factual information contained herein, the matters set forth in this presentation, including statements as to the expected benefits of the merger such as efficiencies, cost savings, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the anticipated benefits from the merger cannot be fully realized, the possibility that costs or difficulties related to the integration of our businesses will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron's and Texaco's reports filed with the SEC. Chevron and Texaco disclaim any responsibility to update these forward-looking statements.

[Chevron logo]
[Texaco logo]

Agenda
--------------------------------------------------------------------------------

*        Strategic Rationale
*        Transaction Summary
*        Business Overview
*        Financial Results
*        Synergy and Integration
*        Conclusion

[Chevron logo]
[Texaco logo]

Strategic Rationale
--------------------------------------------------------------------------------

This combination creates:

* U.S.-based, top-tier global energy company with expanded scale, scope and competitiveness

* Premier global upstream with leading positions in prime exploration and producing areas

* Unified global downstream business built around three well-known international brands

*        Expanded growth opportunities in power and advanced technologies

* Strengthened organizational capability to achieve #1 in total shareholder return

[Chevron logo]
[Texaco logo]

Strategic Rationale
--------------------------------------------------------------------------------

Financial Benefits include:

*        Substantial recurring cost savings of at least $1.2 billion per year

* Accretive to operational earnings and cash flow per share within 6-9 months of merger close

* Capital efficiency through high grading, best practices, and procurement integration

*        Higher ROCE over time

*        Enhanced shareholder value

[Chevron logo]
[Texaco logo]

Key Transaction Terms
--------------------------------------------------------------------------------

*        Tax-free exchange of stock at ratio of
          .77 Chevron: 1 Texaco

*        Equity ownership split:
         61% Chevron / 39% Texaco

*        Principal conditions to close
          -        Shareholder approvals
          -        Regulatory clearances
          -        Pooling accounting

[Chevron logo]
[Texaco logo]

Governance and Management
--------------------------------------------------------------------------------

*        Board composition to include 9 Chevron directors and 6 Texaco directors

*        Principal Officers
          -        Dave O'Reilly       Chairman & CEO
          -        Richard Matzke      Vice Chairman - Upstream
          -        Peter Bijur         Vice Chairman - Downstream,
                                                       Chemicals & Power

*        Integration process to be led by
          -        John Watson, Chevron CFO
          -        Patrick Lynch, Texaco CFO

*        Headquarters:  San Francisco

[Chevron logo]
[Texaco logo]

Combined Global Upstream
 Joins "Super Major" League
--------------------------------------------------------------------------------

[CHART]

[Graph - X axis = Reserves (BBOE); Y axis = Production  (MMBOED)].

[Plot shows Chevron and Texaco individually as being larger than ENI, Phillips, Conoco, Oxy, Marathon, Repsol and Hess (except for ENI reserves that are larger than Texaco) but all are grouped in the lower left quadrant of the graph in the same general category as to size. All of these companies are shown as being much smaller than TotalFinaElf, BP, RD Shell and Exxon Mobil.]

[Plot also shows Chevron and Texaco combined as significantly  increased in size
- larger than TotalFinaElf and smaller than BP, RD Shell and Exxon Mobil. A circle is drawn around all of these companies to indicate the same general category as to size grouped in the upper right quadrant and all being significantly larger than the other companies on the chart. Note at the bottom of the chart indicates 1999 data with pro forma adjustments for significant 2000 acquisitions and divestitures.]

[Chevron logo]
[Texaco logo]

 Combined Global Upstream
 Expanded Scale, Scope and Growth Opportunities
--------------------------------------------------------------------------------

[MAP]

[Content: Map of the world showing locations of major production areas. Circles are drawn around general location of production on the continents. Dots within the circles are colored differently to show Texaco and Chevron. Connotes joint presence in many major producing areas:]

         [North America 1210 MBOED]
         [Europe 220 MBOED]
         [Caspian 135 MBOED]
         [South America 115 MBOED]
         [West Africa 370 MBOED]
         [Asia Pacific 500 MBOED]
         [Middle East 140 MBOED]

[Also shows 2 bar charts:]
         [Reserves BBOE: Chevron 6.3; Texaco 4.9; Total ChevronTexaco 11.2 Production MMBOED: Chevron 1.6; Texaco 1.1; Total ChevronTexaco 2.7 Reserves data is year-end 1999 and production data is 1st half 2000]

[Chevron logo]
[Texaco logo]

Combined Global Upstream - North America
Top Tier in U.S. Production
--------------------------------------------------------------------------------

*    Significantly strengthened position in core areas:


     GOM Shelf
     -        # 1 producer

     GOM Deepwater
     -        # 1 acreage position

     San Joaquin Valley
     -        Low-cost producer


*    Existing growth positions in Canadian frontiers

[BAR CHART]

[Bar Chart showing 2Q 2000 U.S. Production (MBOED)]

[Bars in descending order of production - BP, ExxonMobil, ChevronTexaco, RD Shell, Texaco and Chevron. Indicates Chevron and Texaco individually as having less than half of the production each of BP and ExxonMobil but ChevronTexaco combined having nearly the same production as BP and ExxonMobil and significantly more than RD Shell.]

[Chevron logo]
[Texaco logo]

Combined Global Upstream - West Africa
Broadened Growth Platform
--------------------------------------------------------------------------------

*    Increased scale and scope

     Angola
     -    #1 producer
     -    Expanded deepwater position

     Nigeria
     -    #2 producer
     -    #1 deepwater acreage position

     Strong positions in 6 other countries in region

West Africa: ChevronTexaco Position
         Net Reserves (BBOE)                 1.6
         Net Production (MBOED)              370


[MAP]

     [Map with dots showing the Chevron and Texaco production areas onshore and offshore West Africa - Namibia, Angola, DRC, Congo, EG, Cameroon, Chad and Nigeria.]

[Chevron logo]
[Texaco logo]

Combined Global Upstream - Caspian Region
Solidified Leader Position
--------------------------------------------------------------------------------


*        #1 producer in region with significant upside
         Tengiz
          - 700 MBOED by 2010

         Karachaganak
          - 375 MBOED by 2003

         Caspian Pipeline
          - Start-up 2001

         Absheron
          - First well 2001

         North Buzachi
          - 30 well program

Caspian: ChevronTexaco Position
         Net Reserves (BBOE)      1.8
         Net Production (MBOED)   135

[MAP]

     [Map with dots showing Chevron and Texaco production areas in the Caspian Region - Kazakhstan and Azerbaijan. Caspian Pipeline depicted running from northeastern edge of Caspian Sea area westward to the Black Sea port of Novorossiysk.]

[Chevron logo]
[Texaco logo]

 Combined Global Upstream - South America
 Expanded Portfolio
--------------------------------------------------------------------------------

*        Positioned for growth

         Venezuela
          -        #1 foreign producer

         Brazil
          -        #1 exploration position with 9 deepwater blocks

         Argentina
          -        Growing production

         Natural gas opportunities

South America: ChevronTexaco Position
         Net Reserves (BBOE) *    0.5
         Net Production (MBOED)   115
* Excludes Boscan

[MAP]

[Map with dots showing Chevron and Texaco exploration and production areas in South America - Trinidad, Venezuela, Colombia, Brazil and Argentina.]

[Chevron logo]
[Texaco logo]

 Combined Global Upstream - Asia Pacific
 Strengthened Positions
--------------------------------------------------------------------------------


*        Enhanced scale and efficiency
          -        Indonesia
          -        China

*        Expanded gas platforms
          -        Australia
          -        Philippines
          -        Thailand

Asia Pacific: ChevronTexaco Position
         Net Reserves (BBOE)          1.9
         Net Production (MBOED)       500


[MAP]

[Map with dots showing exploration and production areas in Asia Pacific - China, Philippines, Thailand, Indonesia, PNG and Australia.]

[Chevron logo]
[Texaco logo]

 Global R&M Business
 Combined Portfolio
--------------------------------------------------------------------------------

[WORLD MAP]

[Content: World map showing Chevron, Texaco and Caltex Marketing areas and Refineries]


[Adjusted 1999 refinery capacities shown:
North America 1.653 MBD, Europe 314 MBD, Africa 454 MBD, Asia Pacific 394 MBD.]

[Two bar charts embedded showing combined refinery capacity and product sales in 1H00 - made up of U.S. 100 %, U.S. JVs, Caltex and Other. Total refinery capacity slightly less than 3,000 MBD and sales slightly more than 5,000 MBD.]

[Chevron logo]
[Texaco logo]

Global R&M Business
Integration Potential
--------------------------------------------------------------------------------

* Creates worldwide business built around a family of well-recognized international brands

* Integrates Caltex for streamlined decision-making and simplified governance

*        Allows integrated approach to lubricants, trading and risk management

* Leverages brand presence into upstream, downstream gas and power value chains

*        Strong market positions in U.S., Latin America, U.K., and Caltex areas.

[Chevron logo]
[Texaco logo]

Chemicals
World Class Competitor
--------------------------------------------------------------------------------


* Chevron Phillips Chemical Company has the scale and technology to compete effectively on a global basis

          -        $6 billion in assets and revenues

          -        Top 5 in key olefins and aromatics markets

*        Additives and specialty chemicals

[BAR CHART]

[Bar chart in Billion Pounds per Year in descending order for: Ethylene (about 8 billion), Aromatics (about 7 billion), Polyethylene (about 5.5 billion),
Propylene (about 2.5 billion) and Styrene (just under 2 billion). Connotes significant volumes of production for each product.]

[Chevron logo]
[Texaco logo]

Gas and Power
Leading Position in a Growth Sector
--------------------------------------------------------------------------------

*        Creates strong platforms for growth in natural gas and power worldwide

          -    26% ownership of Dynegy

              + Leading provider of energy products and services in North America and Europe
          -    Global power business

              +     3500 MW of capacity

[Chevron logo]
[Texaco logo]

Technology
Broadened Portfolio
--------------------------------------------------------------------------------

*        Provides expanded technology base
          -       Broader array of tools and know-how to support core businesses
                    +      Gasification
                    +      Reservoir management technologies

          - Leading technology positions in environmentally friendly energy diversification
                    +      Gas-to-liquids
                    +      Fuel cells

          -        Leadership in emerging technologies
                    +      E-Commerce utilization
                    +      Venture capital investments

[Chevron logo]
[Texaco logo]

Organizational Capability
Strengthened Through Diverse Skills and Talent
--------------------------------------------------------------------------------

* Vast talent and experience in critical core business skills and technology innovation

*        Strong leadership track record of executing key strategic goals

* Enhanced results through rapid sharing of best practices aligned around "4+1" operating principles

* Shared commitment to superior financial performance and delivering #1 in total shareholder return

[Chevron logo]
[Texaco logo]

Financial Profile
--------------------------------------------------------------------------------

1H 2000                                 Chevron        Texaco        Combined*
------------------------------------------------------------------------------
($ Billions)

Net Income - Operational                    2.2           1.2             3.4
Cash Flow from Operations                   3.9           2.0             6.2
Capex (incl. affiliates)                    2.4           1.8             4.2
Total Assets                               41.4          29.8            77.2
Debt/Debt + Equity (%)                     28.7          35.8            35.5
Operational ROCE (%)                       18.3          14.3            15.9

* Reflects consolidation of Caltex

[Chevron logo]
[Texaco logo]

Merger Synergy
--------------------------------------------------------------------------------

                                         $ mm/yr
*        Upstream
          Exploration                      $  300
          Production                          350
          R&D                                  50
                                            -----
         Total Upstream                       700
*        Other Operations                     200
*        Corporate                            300
                                            -----
              Total Pretax Savings         $1,200


  Savings fully realized within 6-9 months of merger close

[Chevron logo]
[Texaco logo]

Execution Advantage
--------------------------------------------------------------------------------

Rapid integration resulting from:

*        Historical associations and strategic compatibility

*        Streamlined business portfolios with well-defined areas of overlap

* Demonstrated competence in organizational restructuring and cost reduction

*        Firsthand experience in merger integration and business consolidations

[Chevron logo]
[Texaco logo]

ChevronTexaco Corporation
--------------------------------------------------------------------------------

*        Historic partners with common values

*        Excellent strategic and geographic fit

*        Integrated operations across all energy markets

*        Enhanced competitiveness around the world

*        Improved financial strength and flexibility

*        Outstanding talent committed to superior returns and profitability

[Chevron logo]
[Texaco logo]

Additional Information
--------------------------------------------------------------------------------

Chevron and Texaco will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by requesting them in writing from Chevron Corporation, 575 Market Street, San Francisco, CA 94105,
Attention: Corporate Secretary, or by telephone at (415) 894-7700. You may obtain documents filed with the SEC by Texaco free of charge by requesting them in writing from Texaco Inc., 2000 Westchester Avenue, White Plains, New York 10650, Attention: Secretary, or by telephone at (914) 253-4000.

Chevron and Texaco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Chevron and Texaco in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron's 2000 annual meeting of stockholders. Information about the directors and executive officers of Texaco and their ownership of Texaco stock is set forth in the proxy statement for Texaco's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement / prospectus when it becomes available.

[Chevron logo]                                            [Texaco logo]
                            ChevronTexaco Corporation

--------------------------------------------------------------------------------
26

                                      * * *

[Letter to Chevron employees from D.J. O'Reilly dated October 16, 2000]

                       Chevron and Texaco announce merger;
           Chairman Dave O'Reilly discusses what it means for Chevron

Chevron Chairman Dave O'Reilly is in New York today to announce the combination of Chevron Corp. and Texaco Inc. to create one of the world's top-tier global energy companies. Read Dave's letter to Chevron employees:


Inside Headline:
         Combined company to be known as ChevronTexaco Corp.
         Headquarters to be located in San Francisco

To all Chevron employees:

It's my great pleasure to announce today one of the most exciting developments in our company's rich 121-year history -- the combination of Chevron Corp. and Texaco Inc. to create one of the world's top-tier international energy companies. The new company will be known as ChevronTexaco Corp. and will be headquartered San Francisco.

Today's news release, along with a brief Q&A, explains details of the announcement, which was made early this morning to meet legal disclosure requirements for publicly traded companies. I'm in New York today with Texaco CEO Peter Bijur to speak with financial analysts and the media about this important news. I hope you'll take some time to listen to the Webcast of our analysts meeting and news conference when they become available later today on go.chevron.

I know this announcement - and the news coverage speculating about it over the weekend - creates a lot of excitement, while also raising questions about how this will affect you as we integrate these two great companies. I'd like to note a few points as you think about its impact on you, your work and our newly combined enterprise.

o This is a bold step forward as we strive to be No. 1 in total shareholder return. Our combined company, which will join the vast experience, talents and skills of two great teams of employees, will be able to achieve major synergies, accelerate earnings growth, and leverage organizational capabilities better than either company operating alone in an industry environment that is growing more competitive.

o Our new company will offer challenges and exciting new growth opportunities. Combining our assets and operations will make us stronger, especially in our core businesses. Our strengths in the upstream will be particularly meaningful, because we're creating a broader portfolio of high-quality assets that include even better growth prospects. ChevronTexaco's superior exploration opportunities, reserves and production will enhance our leadership position in regions where each company is already strong. We plan to invest in the best of the opportunities the two companies bring to ChevronTexaco.

o While we've been long-time competitors, Chevron and Texaco also have been partners in various businesses around the world for six decades. We've worked together, and we understand each other, making the fit about as good as it can be when undertaking such a sizable combination. Our 50-50 downstream venture, Caltex, is a good illustration of our long-standing collaborative relationship and why this move makes so much sense strategically. By integrating Caltex into the new company's global downstream business, ChevronTexaco will be able to realize major efficiencies from streamlined decision-making and management.

o We face several months as the individual companies we are today - Chevron and Texaco - as we go through the regulatory process. Once we receive regulatory approval, I expect the integration to be rapid. The fact that we're more decentralized and leaner than in the past will help us with that process. Peter and I have asked John Watson, our CFO, and Pat Lynch, Texaco's CFO, to lead the integration.

o We anticipate that today's combined workforce of 57,000 will be reduced by approximately 7 percent as the companies are integrated. I know that's a concern to everyone, and I pledge that we will handle the process with care and consideration for the people involved.

o This merger in no way will change the values of this company. However, I realize an undertaking like this can be a tremendous distraction for all of us. The best thing you can do to help ensure our continued success is to stay focused on your day-to-day work, so we deliver on our plans.

Finally, we plan to update you as frequently as possible. I and others in leadership roles plan to visit with you whenever we can, and we'll provide news coverage through our normal channels of communication, such as go.chevron.

With this announcement, our work to realize the full potential of combining Chevron and Texaco is just beginning. I have every confidence in your energy, capability and commitment, and I know that together we will all benefit from the successes that lie ahead as a result of forming ChevronTexaco Corp.

Dave O'Reilly


                                      * * *

[Q & A sheet for Chevron employees to be posted on Chevron intranet]
 ------------------------------------------------------------------

Chevron and Texaco Merger Q&A
-----------------------------

1.       Why was the merger proposed?
         Dave O'Reilly's quote in the news release explains the value of the merger this way: "ChevronTexaco will create greater value for the shareholders of both companies. We'll be positioned for stronger financial returns than could be achieved by either company separately, partly through significant cost reductions, but mainly because we'll have a much broader mix of quality assets, skills, and technology. We're committed to being first in our industry in total shareholder return, and this transaction will help us accomplish that objective."

2. How long have the companies been working on this merger? Why didn't you tell us before?
         The two companies had preliminary exploratory contacts in the early summer of this year. Negotiations regarding a possible transaction intensified in the fall resulting in a final agreement on October 15th. We are prohibited by law from discussing any news that might affect the trading activity or the price of our stock (or Texaco's for that matter), until we are able to tell all audiences that we have completed a transaction. The law requires that no individuals or groups of individuals be given an advantage in the stock market by knowing important information before other individuals or groups.

3. Haven't you said recently that a merger isn't necessary in order for us to be successful?
         Yes, but we have also always said that if an opportunity to enhance our chances for success were to present itself, we would consider it and pursue it if we believed it to be in the best interests of our shareholders. That is certainly the case with the combination of Chevron and Texaco.

4.       When will the merger be completed?  What approvals are needed?
         We need the approval of the stockholders of both companies, and we need approval from the U.S. Securities Exchange Commission, and from the U.S. Federal Trade Commission. While it is difficult to predict the timing of large and complex transactions such as this one, other combinations in the industry have been completed within approximately 12 months, and some have proceeded more rapidly.

5.       How will employees benefit from the merger?
         ChevronTexaco employees will be working for a more prominent and competitive new company with a wealth of opportunities across the company. We believe this merger will enhance our financial performance, which benefits all groups with an interest in the company - employees, stockholders, customers, and communities where we operate.

6.       What can employees expect in the interim?  What should I do?
         We're asking that you focus your efforts on the things you already know are important to succeed in your job, and to continue to do your job as well as you can. Some employees will be called on, as well, to help with integration planning for the merger, and later, with the actual integration once we receive the necessary stockholder and regulatory approvals. In the meantime, please remain focused on your job, and give that your best effort.

7.       Is there a chance the merger will not be completed?
         We are confident that the transaction will be successfully completed within a reasonable period of time, although, as we said in the news release, there are various conditions, including regulatory approvals, which must be satisfied.

8. Are we permitted to enter into new contracts with customers and suppliers? What about routine transactions? Should we do anything differently?
         Business should be conducted as usual.

9.       Can we contact our counterparts at the new company?
         No, and it is particularly important that you don't, unless such interaction is a usual part of your job. Chevron and Texaco are stand-alone, competing companies, and must remain so until the various regulatory and other approvals have taken place.

10. What effect will this merger have on staffing? Will there be any reductions? What will happen to overlapping positions? We anticipate reducing the combined workforce by approximately 7 percent when we integrate Chevron, Texaco and Caltex.

11. Will any facilities be closed? Will I have to relocate as a result of the combination?
         We don't know yet, and no decisions have been made.

12.      When will the rest of the senior management team be announced?
         We don't know yet. Decisions will be made as part of the integration process.

13. Will employees be able to apply for openings throughout the combined company?
         Details like this will be answered through the integration planning process, and as soon as we know the answers and are ready to announce complete plans, we will let you know.

14.      Who will be making those decisions?
         The integration team, led by Chevron CFO John Watson and Texaco CFO Pat Lynch, will develop the plans, which will be reviewed and approved by the new company's senior management. We'll keep all employees informed as much as possible as this process progresses.

15.      What happens to my current benefits and compensation?
         There are no plans to change existing compensation and benefits as a result of this transaction.

16. Will you offer any early retirement packages? What are the terms of the separation packages?

         We have no plans to offer early retirement packages. Details of severance packages for those whose jobs are eliminated will be announced later.

17. What happens to the negotiated union contracts for either company? Will union contracts be honored?
         Existing collective bargaining agreements will be honored.

18.      When and where can I get answers to my questions about the merger?
         We will provide regular updates and news developments as the merger process progresses through the usual communication channels in both companies.


                                      * * *

(Chevron Texaco Merger Transaction Overview)

[Chevron logo]                                           [Texaco logo]
                              TRANSACTION OVERVIEW

                       Merger Creates A U.S.-Based, Global
                  Enterprise That Is Highly Competitive Across
                               All Energy Sectors

================================================================================
Terms           o        More than $100 billion enterprise value
                o        Texaco  shareholders  to receive  .77 shares of Chevron
                         common stock for each share of Texaco common stock they
                         own, representing approximately $64.87 per Texaco share
                o        Chevron  shareholders  to  retain  existing  shares
                o        Chevron shareholders to own  approximately 61% of
                         ChevronTexaco
                o        Texaco shareholders  to  own   approximately  39% of
                         ChevronTexaco
                o        Accretive to earnings  and cash flow per share upon
                         realization of cost savings
================================================================================
Combined        o        Headquarters: San Francisco, California
Company Facts   o        Operations throughout the world
                o        Year-end  1999 reserves of 11.2 billion BOE
                o        1H 2000 combined daily  production  of
                         2.7  million BOE
                o        Assets of $77 billion
                o        Third-largest  oil and  gas  producer in the
                         United States
                     -        Production  of 1.1 million BOE per day
                     -        Nation's  third largest reserve position
                     -        4.2 billion BOE of proved reserves
================================================================================
Cost Savings    o        Significant annual cost savings of at least $1.2
                         billion to be achieved within 6-9 months of merger
                         close
                     -        Approximately $700 million to come from more
                              efficient exploration and production
                     -        Approximately  $300 million to come from
                              consolidation of corporate functions and $200
                              million from other operations
                     -        Combined workforce of about 57,000 to be reduced
                              by approximately 7% worldwide
                o        Chevron  and Texaco  have proven track records of
                         achieving cost savings
================================================================================
Management,     o        Senior management:
Integration          -        Dave O'Reilly - Chairman & CEO
and Board            -        Richard Matzke - Vice Chairman, Upstream
                     -        Peter Bijur - Vice Chairman, Downstream,
                              Power and Chemicals
                o        Integration  team to be led by:
                     -        John  Watson -  Chevron  Vice President and CFO
                     -        Patrick Lynch - Texaco Senior Vice President and
                              CFO
                o        Board of Directors to be proportional to equity split
================================================================================
Closing         o        Shareholder approvals of Chevron and Texaco
Conditions      o        Regulatory clearances
                o        Pooling of accounting treatment
                o        Chevron and Texaco anticipate that the FTC will require
                         certain divestitures in the U.S. downstream business in
                         order to address market  concentration  issues, and the
                         companies  intend  to  cooperate  with  the FTC in this
                         process
================================================================================


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